EXHIBIT 12

                     RATIO OF EARNINGS TO FIXED CHARGES


     The following table sets forth the ratio of earnings to fixed charges and preferred stock dividend requirements for the periods indicated:


    1993       1994      1995      1996      1997
    ----       ----      ----      ----      ----

    23.6       17.0      8.1       4.9       3.5

    For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.



              CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          YEAR ENDED JULY 31, 1997
                        (DOLLAR AMOUNTS IN THOUSANDS)


EARNINGS:
    Net income                            $ 77,037
    Interest expense                        28,256
    Other adjustments                          494
                                          --------
                                          $105,787
                                          ========

FIXED CHARGES:
    Interest expense                      $ 28,256
    Capitalized interest                       868
    Preferred Stock Dividends                  461
    Other adjustments                          327
                                          --------
                                          $ 29,912
                                          ========
RATIO OF EARNINGS TO FIXED CHARGES             3.5